SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 7
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         Rental Service Corporation
                         (Name of Subject Company)

                         UR Acquisition Corporation
                            United Rentals, Inc.
                                 (Bidders)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, CT 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC" or the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights if and when issued (collectively, the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal referred to in the Schedule 14D-1(which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 10.  Additional Information.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On April 22, 1999, the Company filed an amended counterclaim (the "Amended Counterclaim") in the United States District Court for the District of Connecticut alleging violations of Section 8 of the Clayton Act and seeking by way of a second motion for preliminary injunction (the "Second Preliminary Injunction") to enjoin Purchaser and Parent from attempting to place six officers and/or directors originally nominated by Parent to the Company's Board of Directors. The Amended Counterclaim alleges that if Parent succeeds in electing such officers and directors to the Company's Board of Directors, interlocking directorships would exist among competing corporations in violation of the Clayton Act. Parent believes the Amended Counterclaim and Second Preliminary Injunction are without merit and intends to vigorously defend against such motion. However, Parent believes that it is in the best interests of the Company's stockholders that Parent be able to move forward expeditiously with its solicitation of consents and afford the Company's stockholders the opportunity to act on the proposals set forth in Parent's consent solicitation statement. Accordingly, in order to avoid delay in the consent solicitation as a result of the allegations presented in the Amended Counterclaim, each nominee originally designated by Parent who is an officer and/or a director of Parent has withdrawn as a nominee, and a total of nine persons who are not directors or officers of Parent or its affiliates have been designated by Parent as nominees to the Company's Board of Directors.

      The foregoing descriptions of the Amended Counterclaim and the Second Preliminary Injunction are qualified in their entirety by reference to the complete text of the Amended Complaint, a copy of which is filed as Exhibit
(g)(6) hereto, and the Second Preliminary Injunction, a copy of which is filed as Exhibit (g)(7) hereto, each of which is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by incorporating by reference therein (i) the press release issued by Parent on April 27, 1999, a copy of which press release is filed as Exhibit (a)(14) hereto, and (ii) the script of the remarks of Bradley S. Jacobs, Chairman and Chief Executive Officer of Parent, relating to the Offer which were made during Parent's quarterly investor conference call with investors on April 27, 1999, a copy of which script is filed as Exhibit (a)(15) hereto.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby further amended and supplemented by the following information:

      The second sentence of the third paragraph of the "INTRODUCTION" Section of the Offer to Purchase is hereby amended and supplemented to read as follows:

      Parent is seeking to negotiate a merger with the Company (the "Proposed Merger") pursuant to which, as soon as practicable after consummation of the Offer, Purchaser or another direct or indirect subsidiary of Parent would be merged with and into the Company.

      The first sentence of the third paragraph of Section 9 of the Offer to Purchase is hereby amended and supplemented to read as follows:

      Parent is the largest equipment rental company in North America, based upon 1998 equipment rental revenues, with 482 branch locations in 41 states, Canada and Mexico.

      The first sentence of the fourth paragraph of Section 9 of the Offer to Purchase is hereby amended and supplemented to read as follows:

      Parent believes that it has one of the most comprehensive and newest customer rental fleets in the industry.

      The first sentence of the fifth paragraph of Section 9 of the Offer to Purchase is hereby amended and supplemented to read as follows:

      Parent began operations in October 1997 and has grown through a combination of internal growth and the acquisition of 117 companies (through April 27, 1999).

      Section 9 of the Offer to Purchase is hereby amended and supplemented to include the following paragraph immediately prior to the paragraph captioned "Available Information."

      Selected Financial Information. Set forth below is certain selected consolidated financial information with respect to Parent, excerpted or derived from Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Parent 1998 Form 10-K") , filed by Parent with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in such report and in other documents filed by Parent with the SEC. The following summary is qualified in its entirety by reference to such report and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the SEC in the manner set forth below. Purchaser is newly formed for the purpose of the Offer and conducts no activities unrelated to the Offer. Accordingly, no meaningful financial information is available for Purchaser.

            During the periods presented below, Parent completed certain acquisitions that were accounted for as pooling-of-interests (including a merger in September 1998 with U.S. Rentals and others that were accounted for as purchases. The selected financial data presented below has been restated for all periods presented to include the accounts of the businesses acquired in transactions accounted for as pooling-of-interests (excluding one such transaction which was not material) as if Parent and these businesses acquired were combined for all periods presented. The accounts of businesses acquired in transactions accounted for as purchases are included from their respective acquisition dates. In view of the fact that Parent's operating results for the periods presented below were impacted by acquisitions that were accounted for as purchases, Parent believes that its results of operations for the years presented are not directly comparable. See Note 3 of the notes to the Consolidated Financial Statements of Parent included in the Parent 1998 Form 10-K.


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


                            UNITED RENTALS, INC.
                    SELECTED CONSOLIDATED FINANCIAL DATA

                          -------------------------------------------------------------
                                             Year Ended December 31,
                          -------------------------------------------------------------
                               1994        1995         1996        1997        1998
                            ----------  ----------   ----------  ----------- ----------
                                   (dollars in thousands, except per share data)

Income statement data:
Total revenues...........     $222,326    $283,432     $354,478   $489,838   $1,220,282
Total cost of operations.      153,769     194,234      241,445    340,546      796,834
                            ----------  ----------   ----------  ---------   ----------
Gross profit.............       68,557      89,198      113,033    149,292      423,448
Selling, general and
  administrative expenses.      34,948      39,707       54,721     70,835      195,620
Merger-related expenses..                                                        47,178
Non-rental depreciation
  and amortization.......        5,107       6,916        9,387     13,424       35,248
Termination cost of
  deferred compensation
  agreements.............                                           20,290
                            ----------  ----------   ----------  ---------   ----------
Operating income.........       28,502      42,575       48,925     44,743      145,402
Interest expense.........        6,245       7,490       11,278     11,847       64,157
Preferred dividends of a
  subsidiary trust........                                                        7,854
Other (income) expense,
  net....................       (3,768)      1,304         (499)    (2,021)      (4,906)
                            ----------  ----------   ----------  ---------    ----------
Income before provision
  for income taxes and
  extraordinary items.....      26,025      33,781       38,146     34,917       78,297
Provision for income
  taxes...................         523         484          420     29,508       43,499
                            ----------  ----------   ----------  ---------   ----------
Income before
  extraordinary items....       25,502      33,297       37,726      5,409       34,798
Extraordinary items,
  net(1).................                                            1,511       21,337
                            ----------  ----------   ----------  ---------   ----------
Net income...............     $ 25,502    $ 33,297    $  37,726   $  3,898    $  13,461
                            ==========  ==========   ==========  =========   ==========
Pro forma provision for
  income taxes before
  extraordinary
  items(2)..............      $ 10,637    $ 13,715    $  15,487   $ 14,176    $  44,386
Pro forma income before
  extraordinary
  items(2)...............       15,388      20,066       22,659     20,741       33,911
Basic earnings before
  extraordinary items per
  share....................   $   1.28    $   1.47    $    1.67   $   0.12   $     0.53
Diluted earnings before
  extraordinary items per..   $   1.28    $   1.47    $    1.67   $   0.11   $     0.48
Basic earnings per
  share(3).................   $   1.28    $   1.47    $    1.67   $   0.08   $     0.20
Diluted earnings per
  share (3)................   $   1.28    $   1.47    $    1.67   $   0.08   $     0.18
Other financial data:
EBITDA (4)...............     $ 73,446    $101,438    $ 123,606   $160,554   $  403,738
Depreciation and
  amortization...........       44,944      58,863       74,681     95,521      211,158


                                                   December 31,
                            ------------------------------------------------------------
                               1994        1995         1996       1997         1998
                            ------------------------------------------------------------
                                              (dollars in thousands)

Balance sheet data:

Cash and cash equivalents   $    2,956   $   3,728    $   2,906  $   2,411  $    20,410
Rental equipment, net....      136,731     182,082      235,055    461,026    1,143,006
Total assets.............      233,359     297,994      381,228    826,010    2,634,663
Total debt...............      107,284     131,771      214,337    264,573    1,314,574
Company-obligated
  mandatorily Redeemable
  convertible preferred
  securities of a subsi-
  diary trust..........                                                         300,000
Stockholders' equity.....       77,600     104,392      105,420    446,388      726,230

(1) Parent recorded an extraordinary item (net of income taxes) of $1.5 million in 1997 and an extraordinary item (net of income taxes) of $21.3 million in 1998. Such charge in 1997 resulted from the prepayment of certain debt by U.S. Rentals. Such charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals.

(2) U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and another company acquired in a pooling-of-interests transaction was taxed as a Subchapter S Corporation until being acquired by Parent in 1998. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma provision for income taxes before extraordinary items and pro forma income before extraordinary items reflect a provision for income taxes as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

(3) Parent's earnings during 1997 were impacted by $20.3 million of expenses relating to the termination of certain deferred compensation expenses in connection with U.S. Rentals' initial public offering, a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals and an extraordinary item (net of income taxes) of $1.5 million. Parent's earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of taxes), a $4.8 million charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item (net of income taxes) of $21.3 million. Excluding such amounts, (i) basic earnings per share for the years ended 1997 and 1998 would have been $0.70 and $1.10, respectively, and (ii) diluted earnings per share for the years ended 1997 and 1998 would have been $0.66 and $1.00, respectively.

(4) EBITDA is defined as net income (excluding (i) non-operating income and expense, (ii) a $20.3 million non-recurring charge incurred by U.S. Rentals in 1997 arising from the termination of deferred compensation agreements with certain executives and (iii) $47.2 million in merger-related expenses in 1998 related to the three acquisitions accounted for as pooling-of-interests, including the merger with U.S. Rentals) plus interest expense, income taxes and depreciation and amortization. EBITDA data is presented to provide additional information concerning Parent's ability to meet its future debt service obligations and capital expenditure and working capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles. Accordingly, EBITDA should not be considered an alternative to net income or cash flows as indicators of Parent's operating performance or liquidity.

      The fifth paragraph of Section 11 of the Offer to Purchase is hereby amended and supplemented to read as follows:

      On April 5, 1999, Parent and Purchaser commenced the Offer and sent the following letter to Mr. Reid regarding a proposed business combination between the Company and Parent.

      Subclause (2) of the first paragraph of Section 14 of the Offer to Purchase is hereby amended and supplemented to read as follows:

      at any time on or after April 5, 1999, and prior to the expiration of the Offer, any of the following events shall occur or shall be determined by Purchaser to have occurred:

      The third sentence of Section 16 of the Offer to Purchase is hereby amended and supplemented to read as follows:

      If Parent or an affiliate of Parent acquires less than 50% of the Shares or the Company's assets (based on the book value thereof), Parent will pay Goldman Sachs a mutually acceptable transaction fee commensurate with transactions of this nature and size.

Item 11.  Materials to be Filed as Exhibits.

      (a)(14)     Press Release of Parent dated April 27, 1999.

      (a)(15) Script of Remarks of Bradley S. Jacobs, Chairman and Chief Executive Officer of Parent, relating to the Offer, made during Parent's quarterly investor conference call held on April 27, 1999.

      (g)(6) Amended Counterclaims and Jury Demand of the Company, dated April 22, 1999, filed by the Company in the United States District Court for the District of Connecticut.

      (g)(7) Motion for a Preliminary Injunction and Memorandum of Points and Authorities in Support of the Company's Motion for Preliminary Injunction, dated April 22, 1999, filed by the Company in the United States District Court for the District of Connecticut.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      UR ACQUISITION CORPORATION

                                      By:  /S/ JOHN N. MILNE
                                           _________________________
                                           Name:  John N. Milne
                                           Title: President


                                      UNITED RENTALS, INC.

                                      By:  /S/ BRADLEY S. JACOBS
                                           __________________________
                                           Name:  Bradley S. Jacobs
                                           Title: Chairman and Chief Executive
                                                  Officer


Date: April 27, 1999



                             INDEX TO EXHIBITS

Exhibit
Number                                 Exhibit

(a)(14)     Press Release of Parent dated April 27, 1999.

(a)(15)     Script of Remarks of Bradley S. Jacobs, Chairman and
            Chief Executive Officer of Parent, relating to the Offer, made during Parent's quarterly investor conference call held on April 27, 1999.

(g)(6) Amended Counterclaims and Jury Demand of the Company, dated April 22, 1999, filed by the Company in the United States District Court for the District of Connecticut.

(g)(7) Motion for a Preliminary Injunction and Memorandum of Points and Authorities in Support of the Company's Motion for Preliminary Injunction, dated April 22, 1999, filed by the Company in the United States District Court for the District of Connecticut.




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